UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                            IGEN INTERNATIONAL, INC.
                    ----------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par Value
                    ----------------------------------------
                         (Title of Class of Securities)

                                    449536101
                              -------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                    ----------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 29, 1998
                              -------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 24 Pages
                             Exhibit Index: Page 20





---------------------
* Initial filing with respect to Soros Fund Management LLC, Mr. George Soros and Mr. Stanley F. Druckenmiller.

                                                              Page 2 of 24 Pages


                                  SCHEDULE 13D

CUSIP No. 449536101

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  White Rock Capital, Inc.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Texas

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  1,341,349
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            1,341,349

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,341,349/1/

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                                       [x]

13       Percent of Class Represented By Amount in Row (11)

                                    8.67%

14       Type of Reporting Person*

                  CO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

/1/  See Item 5.

                                                              Page 3 of 24 Pages


                                  SCHEDULE 13D

CUSIP No. 449536101

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  White Rock Capital Management, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  WC; AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Texas

                           7        Sole Voting Power
 Number of                                  5,000
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  1,336,349
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   5,000
    With
                           10       Shared Dispositive Power
                                            1,336,349

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,341,349/1/

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                                       [x]

13       Percent of Class Represented By Amount in Row (11)

                                    8.67%

14       Type of Reporting Person*

                  PN; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

/1/  See Item 5.

                                                              Page 4 of 24 Pages


                                  SCHEDULE 13D

CUSIP No. 449536101

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  White Rock Capital Partners, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Texas

                           7        Sole Voting Power
 Number of                                  162,133
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   162,133
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            162,133/1/

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                                       [x]

13       Percent of Class Represented By Amount in Row (11)

                                    1.06%

14       Type of Reporting Person*

                  PN; IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

/1/  See Item 5.

                                                              Page 5 of 24 Pages


                                  SCHEDULE 13D

CUSIP No. 449536101

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Thomas U. Barton

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  1,341,349
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            1,341,349

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,341,349/1/

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                                       [x]

13       Percent of Class Represented By Amount in Row (11)

                                            8.67%

14       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

/1/  See Item 5.

                                                              Page 6 of 24 Pages


                                  SCHEDULE 13D

CUSIP No. 449536101

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Joseph U. Barton

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  5,000
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  1,341,349
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   5,000
    With
                           10       Shared Dispositive Power
                                            1,341,349

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,346,349/1/

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                                       [_]

13       Percent of Class Represented By Amount in Row (11)

                                    8.70%

14       Type of Reporting Person*

                  IN; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

/1/  See Item 5.

                                                              Page 7 of 24 Pages

                                  SCHEDULE 13D

CUSIP No. 449536101

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Soros Fund Management LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]
3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            792,583/1/

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                                       [x]

13       Percent of Class Represented By Amount in Row (11)

                                    5.17%

14       Type of Reporting Person*

                  OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

/1/  See Item 5.

                                                              Page 8 of 24 Pages


                                  SCHEDULE 13D

CUSIP No. 449536101

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  George Soros (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]
3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            792,583/1/

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                                       [x]

13       Percent of Class Represented By Amount in Row (11)

                                    5.17%

14       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

/1/  See Item 5.

                                                              Page 9 of 24 Pages


                                  SCHEDULE 13D

CUSIP No. 449536101

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Stanley F. Druckenmiller (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]
3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            792,583/1/

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                                       [x]

13       Percent of Class Represented By Amount in Row (11)

                                    5.17%

14       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

/1/  See Item 5.

                                                             Page 10 of 24 Pages


                    This  Amendment  No. 2 to Schedule  13D relates to shares of
Common Stock, $0.001 par value per share (the "Shares"), of IGEN International, Inc. (the "Issuer"). This Amendment No. 2 supplementally amends the initial statement on Schedule 13D dated December 11, 1997, filed by certain of the Reporting Persons (as defined herein), and Amendment No. 1 thereto dated December 29, 1997, filed by certain of the Reporting Persons (collectively, the "Initial Statement"). This Statement constitutes an initial filing to Schedule 13D for SFM LLC (as defined herein), Mr. Soros (as defined herein) and Mr. Druckenmiller (as defined herein). This Amendment No. 2 is being filed to report that as a result of recent acquisitions of Shares of the Issuer, the number of Shares of which certain of the Reporting Persons may be deemed the beneficial owners has increased by more than one percent of the total outstanding Shares. Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.


Item 2.             Identity and Background.

                    This Statement is being filed by Soros Fund Management LLC, a Delaware limited liability company ("SFM LLC"), Mr. George Soros ("Mr. Soros") and Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller"), White Rock Capital, Inc., a Texas corporation ("White Rock, Inc."), White Rock Capital Management, L.P., a Texas limited partnership ("White Rock Management"), White Rock Capital Partners, L.P., a Texas limited partnership ("White Rock Partners"), Thomas U. Barton and Joseph U. Barton (collectively, the "Reporting Persons"). This Statement relates to securities acquired by White Rock Management on behalf of certain institutional clients (the "White Rock Clients"), pursuant to separate investment advisory contracts (collectively, the "White Rock Contracts), including Quantum Partners (as defined herein). This Statement also relates to securities held for the accounts of White Rock Partners and Joseph U. Barton.

                    SFM LLC has its principal office at 888 Seventh Avenue, 33rd Floor, New York, New York 10106. The business of SFM LLC is managed through a Management Committee (the "Management Committee") comprised of Mr. Soros, Mr. Druckenmiller and Mr. Gary Gladstein. Its principal business is to serve, pursuant to contract, as the principal investment manager to several foreign investment companies (the "SFM Clients"), including Quantum Fund (as defined herein) and Quantum Partners, the principal operating subsidiary of Quantum Fund. SFM LLC has been granted investment discretion over portfolio investments, including the Shares, held for the account of Quantum Partners LDC, a Cayman Islands exempted limited duration company ("Quantum Partners") and Quantum Fund N.V., a Netherlands Antilles company ("Quantum Fund"). Each of Quantum Fund and Quantum Partners has its principal office at Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles. SFM LLC's contracts with the SFM Clients generally provide that SFM LLC is responsible for designing and implementing the SFM Clients' overall investment strategies; for conducting direct portfolio management strategies to the extent that SFM LLC determines that it is appropriate to utilize its own portfolio management capabilities; for selecting, evaluating and monitoring other investment advisors who manage separate portfolios on behalf of the SFM Clients; and for allocating and reallocating the SFM Clients' assets among the outside managers and itself. In connection therewith, Quantum Partners has granted investment discretion to White Rock Management pursuant to an investment advisory contract between Quantum Partners and White Rock Management (the "Quantum Partners-White Rock Contract"). The Shares currently held for the account of Quantum Partners were acquired at the direction of White Rock Management, and none of SFM LLC, Mr. Soros and Mr. Druckenmiller currently exercises voting or dispositive power over the Shares.

                    Mr. Soros, as Chairman of SFM LLC, has the ability to direct the investment decisions of SFM LLC and as such may be deemed to have investment

                                                             Page 11 of 24 Pages


discretion over the Shares held for the account of Quantum Partners. Mr. Druckenmiller, as Lead Portfolio Manager of SFM LLC, has the ability to direct the investment decisions of SFM LLC and as such may be deemed to have investment discretion over the Shares held for the account of Quantum Partners. Set forth in Annex A hereto and incorporated by reference in response to this Item 2 and elsewhere in this Schedule 13D as applicable is a list of the Managing Directors of SFM LLC.

                    The principal occupation of Mr. Soros, a United States citizen, is his direction of the activities of SFM LLC, which is carried out in his capacity as Chairman of SFM LLC at SFM LLC's principal office.

                    The principal occupation of Mr. Druckenmiller, a United States citizen, is his position as Lead Portfolio Manager and a Member of the Management Committee of SFM LLC, which is carried out at SFM LLC's principal office.

                    Pursuant to regulations promulgated under Section 13(d) of the Act, SFM LLC, Mr. Soros, in his capacity as Chairman of SFM LLC, and Mr. Druckenmiller, in his capacity as Lead Portfolio Manager of SFM LLC, each may be deemed a beneficial owner of the Shares held for the account of Quantum Partners as a result of the contractual authority of SFM LLC to exercise voting and dispositive power with respect to such Shares.

                    The general partner of White Rock Partners is White Rock Capital Management, the general partner of which is White Rock, Inc. Each of White Rock (as defined herein), White Rock Partners, White Rock Management and White Rock, Inc. is engaged in the investment and investment management business. Thomas U. Barton and Joseph U. Barton, both of whom are United States citizens, are the shareholders of White Rock, Inc. The principal occupation of each of Thomas U. Barton and Joseph U. Barton is their position as the officers of White Rock Inc. at White Rock Inc.'s principal office. The principal business address of each of White Rock Partners, White Rock Management, White Rock, Inc., Thomas U. Barton and Joseph U. Barton is 3131 Turtle Creek Boulevard, Suite 800, Dallas, Texas 75219.

                    During the past five years, none of the Reporting Persons, Quantum Partners and, to the best of the Reporting Persons' knowledge, any other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

                    The Reporting Persons are making this single, joint filing pursuant to Rule 13d-1(f) of Regulation 13D-G under the Securities Exchange Act of 1934, as amended (the "Act"); however, neither the fact of this filing nor any information contained herein shall be deemed to be an admission by any of the Reporting Persons that a group exists within the meaning of Section 13(d)(3) of the Act.

                    Information contained herein concerning SFM LLC, Mr. Soros, Mr. Druckenmiller, Quantum Fund and Quantum Partners has been provided by SFM LLC. White Rock, Inc., White Rock Management, White Rock Partners, Thomas U. Barton and Joseph U. Barton assume no responsibility for such information. Information contained herein concerning White Rock, Inc., White Rock Management, White Rock Partners, Thomas U. Barton and Joseph U. Barton has been provided by White Rock Management. SFM LLC, Mr. Soros and Mr. Druckenmiller assume no responsibility for such information.

                                                             Page 12 of 24 Pages


Item 3.             Source and Amount of Funds or Other Consideration.

                    White Rock Management expended approximately $3,681,338 of the working capital of the White Rock Clients, other than Quantum Partners, to purchase the Shares reported herein as being acquired since December 29, 1997
(the date of filing of the last Statement on Schedule 13D). White Rock Management expended approximately $93,125 of its working capital to purchase the Shares reported herein as being acquired since December 29, 1997 (the date of filing of the last Statement on Schedule 13D).

                    The Shares (and securities derivative thereof) held by the Reporting Persons for the accounts of Quantum Partners and other White Rock Clients, by White Rock Partners, by White Rock Management and by Joseph U. Barton may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firm's credit policies. The Shares which may be held in the margin accounts are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4.             Purpose of Transaction.

                    All of the Shares (and securities derivative thereof) reported herein as having been acquired for or disposed of from the accounts of Quantum Partners, the other White Rock Clients, White Rock Partners, Thomas U. Barton and Joseph U. Barton were acquired or disposed of for investment purposes. Neither Quantum Partners, the other White Rock Clients, the Reporting Persons nor, to the best of their knowledge, any of the other individuals identified in response to Item 2, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through
(j) of Item 4 of Schedule 13D.

                    The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, Quantum Partners, and/or the other White Rock Clients, market conditions or other factors.

Item 5.             Interest in Securities of the Issuer.

                    (a) (i) As a consequence SFM LLC's ability to terminate the Quantum Partners-White Rock Contract with respect to all investments, including those involving the Shares, and acquire voting and dispositive power over the Shares within 60 days, notwithstanding the fact that none of SFM LLC, Mr. Soros and Mr. Druckenmiller currently exercises such power, SFM LLC, Mr. Soros and Mr. Druckenmiller may be deemed the beneficial owner of 792,583 Shares (approximately 5.17% of the total number of Shares which would be outstanding assuming conversion of all of the Series B Stock held for the account of Quantum Partners). This number assumes the conversion of 2,500 shares of Series B Stock (which are convertible within 60 days) into 179,083 Shares.

                         (ii) Each of White Rock,  Inc.,  White Rock  Management
and Thomas U. Barton may be deemed the beneficial owner of 1,341,349 Shares (approximately 8.67% of the total number of Shares which would be outstanding assuming conversion of all of the Series B Stock held for the accounts of the White Rock Clients, including Quantum Partners, and White Rock Partners). This number consists of (1) 792,583 Shares held for the account of Quantum Partners,
(2) 381,633 Shares held for the accounts of the White Rock Clients, other than Quantum Partners (assumes the conversion of 1,000 shares of Series B Stock (which are convertible within 60 days) into 71,633 Shares) and

                                                             Page 13 of 24 Pages


(3) 162,133 Shares held for the account of White Rock Partners (assumes the conversion of 1,000 shares of Series B Stock (which are convertible within 60 days) into 71,633 Shares).

                         (iii)Joseph  U.  Barton  may be deemed  the  beneficial
owner of 1,346,349 Shares (approximately 8.70% of the total number of Shares outstanding assuming conversion of all of the Series B Stock held for the accounts of the White Rock Clients, including Quantum Partners, and White Rock Partners). This number consists of (1) 792,583 Shares held for the account of Quantum Partners, (2) 381,633 Shares held for the accounts of the White Rock Clients, other than Quantum Partners, (3) 162,133 Shares held for the account of White Rock Partners and (4) 5,000 Shares held for his account.

                         (iv) White Rock  Partners may be deemed the  beneficial
owner of the 162,133 Shares held for its account (approximately 1.06% of the total number of Shares outstanding assuming conversion of all of the Series B Stock held for the account of White Rock Partners).

                    (b) (i) Each of White Rock Management (pursuant to the Quantum-White Rock Contract), White Rock, Inc. (as the general partner of White Rock Management), Thomas U. Barton (as a shareholder of White Rock, Inc.) and Joseph U. Barton (as a shareholder of White Rock, Inc.) is currently vested with shared power to direct the voting and disposition of the 792,583 Shares held for the account Quantum Partners. SFM LLC has the contractual authority on behalf of Quantum Partners to terminate the Quantum-White Rock Contract within 60 days and, as a result, SFM LLC, Mr. Soros and Mr. Druckenmiller may be deemed to have the ability to acquire the voting and dispositive power held by White Rock Management with respect to the 792,583 Shares.

                         (ii) Each of White  Rock  Management  (pursuant  to the
White Rock Contracts, other than the Quantum Partners-White Rock Contract), White Rock, Inc. (as the general partner of White Rock Management), Thomas U. Barton (as a shareholder of White Rock, Inc.) and Joseph U. Barton (as a shareholder of White Rock, Inc.) is currently vested with shared power to direct the voting and disposition of the 381,633 Shares held for the accounts of the White Rock Clients, other than Quantum Partners.

                         (iii)Each of  White  Rock  Management  (as the  general
partner of White Rock Partners), White Rock, Inc. (as the general partner of White Rock Management), Thomas U. Barton (as a shareholder of White Rock, Inc.) and Joseph U. Barton (as a shareholder of White Rock, Inc.) may be deemed to have shared power to direct the voting and disposition of the 162,133 Shares held for the account of White Rock Partners.

                         (iv) Each of White Rock,  Inc. (as the general  partner
of White Rock Management), Thomas U. Barton (as a shareholder of White Rock, Inc.) and Joseph U. Barton (as a shareholder of White Rock, Inc.) may be deemed to have shared power to direct the voting and disposition of the 5,000 Shares held for the account of White Rock Management.

                         (v)  Joseph U.  Barton has the sole power to direct the
voting and disposition of the 5,000 Shares held for his account.

                         (vi) White Rock  Partners  has the sole power to direct
the voting and disposition of the 162,133 Shares held for its account.

                         (vii)White  Rock  Management  has  the  sole  power  to
direct the voting and disposition of the 5,000 Shares held for its account.

                    (c) Except for the transactions disclosed on Annex B hereto, all of which were effected in the over-the-counter market in routine

                                                             Page 14 of 24 Pages

respect to the brokerage transactions, there have been no transactions with Shares since December 5, 1997 (the date of filing of the last statement on Schedule 13D) by any of the Reporting Persons or Quantum Partners.

                    (d) (i) The shareholders of Quantum Partners, including Quantum Fund, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares, held for the account of Quantum Partners in accordance with their ownership interests in Quantum Partners.

                         (ii) The  shareholders or partners of each of the White
Rock Clients, other than Quantum Partners) have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares, held by the respective White Rock Client in accordance with their partnership or ownership interests in the respective White Rock Client.

                         (iii)Joseph   U.   Barton   has  the   sole   right  to
participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for his account.

                         (iv) The partners of White Rock Partners have the right
to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by White Rock Partners in accordance with their partnership interests in White Rock Partners.

                         (v)  The  partners  of White Rock  Management  have the
right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by White Rock Management in accordance with their partnership interests in White Rock Management.

                    (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings in Relationship with Respect to Securities of the Issuer.

                    From time to time, each of the Reporting Persons and/or Quantum Partners may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time to the extent permitted by applicable laws, each of such persons or entities may borrow the Shares for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

                    Except as set forth herein, the Reporting Persons and/or Quantum Partners do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.             Material to be Filed as Exhibits.

          A. Joint Filing Agreement dated February 3, 1997 by and among SFM LLC, Mr. Soros, Mr. Druckenmiller, White Rock Partners, White Rock Management, White Rock, Inc., Thomas U. Barton and Joseph U. Barton.

          B. Form of Purchase Agreement dated as of December 16, 1997 (filed as Exhibit B to the Initial Statement and incorporated herein by reference).

                                                             Page 15 of 24 Pages



          C. Form of Registration Rights Agreement dated as of December 16, 1997 (filed as Exhibit C to the Initial Statement and incorporated herein by reference).

          D.        Power of Attorney dated as of January 1, 1997 granted by Mr.
Soros in favor of Mr. Sean C. Warren and Mr. Michael C. Neus.

          E.        Power of Attorney dated as of January 1, 1997 granted by Mr.
Druckenmiller in favor of Mr. Sean C. Warren and Mr. Michael C. Neus.

                                                             Page 16 of 24 Pages


                                   SIGNATURES

                    After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 3, 1998                 SOROS FUND MANAGEMENT LLC

                                        By:  /S/ MICHAEL C. NEUS
                                             -----------------------------
                                             Michael C. Neus
                                             Assistant General Counsel


                                        GEORGE SOROS

                                        By:  /S/ MICHAEL C. NEUS
                                             -----------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact


                                        STANLEY F. DRUCKENMILLER

                                        By:  /S/ MICHAEL C. NEUS
                                             -----------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact


                                        WHITE ROCK CAPITAL PARTNERS, L.P.

                                        By:  White Rock Capital Management, L.P.
                                             Its General Partner

                                             By:  White Rock Capital, Inc.
                                                  Its General Partner

                                                  By:  /S/ THOMAS U. BARTON
                                                       ------------------------
                                                       Thomas U. Barton
                                                       President

                                                             Page 17 of 24 Pages



                                        WHITE ROCK CAPITAL MANAGEMENT. L.P.

                                        By:  White Rock Capital Inc.
                                             Its General Partner

                                             By:  /S/ THOMAS U. BARTON
                                                  -----------------------------
                                                  Thomas U. Barton
                                                  President


                                        WHITE ROCK CAPITAL, INC.

                                             By:  /S/ THOMAS U. BARTON
                                                  -----------------------------
                                                  Thomas U. Barton
                                                  President


                                        /S/ THOMAS U. BARTON
                                        ---------------------------------------
                                        Thomas U. Barton



                                        /S/ JOSEPH U. BARTON
                                        ---------------------------------------
                                        Joseph U. Barton

                                                             Page 18 of 24 Pages


                                     ANNEX A


                    The following is a list of all of the persons (other than Stanley Druckenmiller) who serve as Managing Directors of SFM LLC:


                               Scott K. H. Bessent
                                 Walter Burlock
                                Brian J. Corvese
                               Jeffrey L. Feinberg
                                  Arminio Fraga
                                 Gary Gladstein
                                    Ron Hiram
                                Robert K. Jermain
                                 David N. Kowitz
                               Alexander C. McAree
                                  Paul McNulty
                              Gabriel S. Nechamkin
                                   Steven Okin
                                  Dale Precoda
                               Lief D. Rosenblatt
                                 Mark D. Sonnino
                             Filiberto H. Verticelli
                                 Sean C. Warren


Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM LLC, and each has a business address c/o Soros Fund Management LLC, 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

To the best of the Reporting Persons' knowledge:

         (a)  None of the above persons holds any Shares.
         (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares.



                                                                                                     Page 19 of 24 Pages


                                                         ANNEX B

                                       RECENT TRANSACTIONS IN THE COMMON STOCK OF
                                                IGEN INTERNATIONAL, INC.

                                                                                  Number of
                                                                                   Shares/
                                       Date of              Nature of              Option               Price Per
For the Account of                   Transaction           Transaction            Contracts            Share/Option
------------------                   -----------           -----------            ---------            ------------

White Rock Clients/1/
(other than Quantum
Partners)                             01/12/98                 BUY                 20,000                $13.232
                                      01/13/98                 BUY                 23,500                $13.702
                                      01/14/98                 BUY                  7,000                $14.051
                                      01/16/98                 BUY                 10,000                $15.554
                                      01/20/98                 BUY                 10,000                 $17.10
                                      01/22/98                 BUY                 14,000                 $17.31
                                      01/23/98                 BUY                 20,000                $16.785
                                      01/26/98                 BUY                 10,000                $16.649
                                      01/27/98                 BUY                  5,000                 $17.03
                                      01/27/98                 BUY                  5,000                 $17.03
                                      01/28/98                 BUY                 10,000                $17.185
                                      01/29/98                 BUY                 20,000                $18.625
                                      01/29/98                 BUY                 45,000                $18.625
                                      01/29/98                 BUY                 20,000                $18.625

White Rock                            01/29/98                 BUY                  5,000                $18.625
Management


















/1/      Transactions effected at the direction of White Rock Management.


                                                             Page 20 of 24 Pages



                                  EXHIBIT INDEX



A.                  Joint Filing Agreement dated February 3, 1998
                    by and among Soros Fund  Management  LLC, Mr.
                    George    Soros    and   Mr.    Stanley    F.
                    Druckenmiller................................         21

D.                  Power of Attorney dated as of January 1, 1997
                    granted by Mr.  George  Soros in favor of Mr.
                    Sean   C.   Warren   and   Mr.   Michael   C.
                    Neus.........................................          23

E.                  Power of Attorney dated as of January 1, 1997
                    granted by Mr.  Stanley F.  Druckenmiller  in
                    favor of Mr. Sean C.  Warren and Mr.  Michael
                    C. Neus......................................          24